LAW OFFICES
Silver, Freedman & Taff, L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
1700 WISCONSIN AVENUE, N.W. WASHINGTON, D.C. 20007 PHONE: (202) 295-4500 FAX: (202) 337-5502 WWW.SFTLAW.COM	WRITER'S DIRECT DIAL NUMBER (202) 295-4527

July 12, 2006

VIA EDGAR
Mark Webb
Legal Branch Chief
Financial Services Group
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop-0408
Washington, D.C. 20549

Re:	Citizens Community Bancorp Amendment No. 1 to Form SB-2 on Form S-1 File No. 333-135527

Dear Mr. Webb:

              Pursuant to the Securities Act of 1933, as amended (the "Act"), and the rules and regulations thereunder, on behalf of our client Citizens Community Bancorp, Inc. (the "Holding Company"), we enclose herewith for filing Pre-Effective Amendment No. One (the "Amendment") to the Holding Company's Form SB-2 Registration Statement on Form S-1 relating to the Holding Company's proposed offering of up to 7,166,519 shares of common stock.

              The Amendment is being filed in order to provide the information required to be included in a Registration Statement on Form S-1 in response to comments raised by the Staff of the Securities and Exchange Commission telephonically on July 7, 2006.

              If the Staff has any questions or comments with respect to this filing, please call the undersigned at (202) 295-4527 or Beth Freedman at (202) 295-4519.

Very truly yours, /s/ Martin L. Meyrowitz, P.C. Martin L. Meyrowitz, P.C.

Enclosures

cc:	James G. Cooley Michael R. Clampitt, Esq.